SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 2)

                   Under the Securities Exchange Act of 1934

             Endorex Corporation (f/k/a ImmunoTherapeutics, Inc.)

                               (Name of Issuer)

                    Common Stock, par value $.001 per share
                        (Title of Class of Securities)

                                  452916 40 6
                                (CUSIP Number)

                   Paramount Capital Asset Management, Inc.
                        c/o Lindsay A. Rosenwald, M.D.
                              787 Seventh Avenue
                              New York, NY 10019
                                (212) 554-4300
                                with a copy to:

                             David R. Walner, Esq.
                   Paramount Capital Asset Management, Inc.
                              787 Seventh Avenue
                              New York, NY 10019
                                (212) 554-4372
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               October 28, 1996
            (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or
        (4), check the following:
                                                          _

        Check the following box if a fee is being paid with this
        Statement:
                                                          _



                                 SCHEDULE 13D

      CUSIP NO. 452916 40 6

  1   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Paramount Capital Asset Management, Inc.
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) _
                                                                 (b) _

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      OO (see Item 3 below)

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                 _

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                        7    SOLE VOTING POWER
                             None
       NUMBER OF
         SHARES         8    SHARED VOTING POWER
      BENEFICIALLY           9,237,000
        OWNED BY
          EACH          9    SOLE DISPOSITIVE POWER
       REPORTING             None
         PERSON
          WITH          10   SHARED DISPOSITIVE POWER
                             9,237,000

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      9,237,000

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*                                                        _

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      56.7%

 14   TYPE OF REPORTING PERSON*
      CO

                                 SCHEDULE 13D

 CUSIP NO. 452916 40 6

  1   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Aries Domestic Fund, L.P.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) _
                                                                 (b) _

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      OO (see Item 3)

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                 _

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                        7    SOLE VOTING POWER
                             None
       NUMBER OF
         SHARES         8    SHARED VOTING POWER
      BENEFICIALLY           2,323,500
        OWNED BY
          EACH          9    SOLE DISPOSITIVE POWER
       REPORTING             None
         PERSON
          WITH          10   SHARED DISPOSITIVE POWER
                             2,323,500

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,323,500

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*                                                        _

 13   14.3%

 14   TYPE OF REPORTING PERSON*
      PN


                                 SCHEDULE 13D

      CUSIP NO. 452916 40 6

  1   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Aries Trust
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) _
                                                                 (b) _

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      OO (see Item 3)

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                 _

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands

                        7    SOLE VOTING POWER
                             None
       NUMBER OF
         SHARES         8    SHARED VOTING POWER
      BENEFICIALLY           6,913,500
        OWNED BY
          EACH          9    SOLE DISPOSITIVE POWER
       REPORTING             None
         PERSON
          WITH          10   SHARED DISPOSITIVE POWER
                             6,913,500

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      6,913,500

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*                                                        _

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      42.4%

 14   TYPE OF REPORTING PERSON*
      OO (see Item 2)


                                 SCHEDULE 13D

      CUSIP NO. 452916 40 6

  1   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lindsay A. Rosenwald, M.D.
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) _
                                                                 (b) _

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      OO (see Item 3)

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                 _

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

                        7    SOLE VOTING POWER
                             None
       NUMBER OF
         SHARES         8    SHARED VOTING POWER
      BENEFICIALLY           9,237,000
        OWNED BY
          EACH          9    SOLE DISPOSITIVE POWER
       REPORTING             None
         PERSON
          WITH          10   SHARED DISPOSITIVE POWER
                             9,237,000

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      9,237,000

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*                                                        _

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      56.7

 14   TYPE OF REPORTING PERSON*
      IN


Item 1.   Security and Issuer.

     (a)  Common Stock, $.001 par value ("Shares")

          Endorex Corporation (f/k/a ImmunoTherapeutics, Inc.) (the "Issuer") 3233 15th Street South
          Fargo, ND  58104
          (701) 232-9575

Item 2.   Identity and Background.

     Names of Persons Filing:

     (a) This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital "), Aries Domestic Fund, L.P. ("Aries Domestic"), The Aries Trust ("Aries Trust") and Lindsay A. Rosenwald, M.D. (collectively, "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

     (b) Paramount Capital's, Aries Domestic's and Dr. Rosenwald's business address is 787 Seventh Avenue, New York, New York, 10019. The business address for Aries Trust is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

     (c) Dr. Rosenwald is an investment banker, venture capitalist and fund manager and is the sole shareholder of Paramount Capital,(1) a Subchapter S corporation incorporated in Delaware. Paramount Capital is the General Partner of Aries Domestic,(2) a limited partnership incorporated in Delaware. Paramount Capital is the Investment Manager to Aries Trust,(3) a Cayman Islands Trust.

     (d) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Dr. Rosenwald is a citizen of the United States.

   ---------------------
     1 Please see attached Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

     2 Please see attached Exhibit C indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.

     3 Please see attached Exhibit D indicating the investment manager of the Aries Trust and the investment manager's executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.


Item 3.   Source and Amount of Funds or Other Consideration.

          As previously reported in the original statement on Schedule 13-D (the "Original Statement") filed by the Reporting Parties in connection with their initial acquisition of shares of the Issuer on June 13, 1996, Aries Domestic used its general funds to effect its initial purchase of 1,000,000 shares of the Issuer for an approximate purchase price of $100,000 from Dominion Resources, Inc., a Delaware corporation ("Dominion") and Aries Trust used its general funds to effect it initial purchase of 3,000,000 shares of the Issuer for an approximate purchase price of $300,000 from Dominion. As previously reported in Amendment No. 1 to the Original Statement on Schedule 13-D ( Amendment No. 1"), on June 26, 1996, Aries Domestic used its general funds to effect an additional purchase of 1,250,000 newly issued shares of the Issuer directly from the Issuer for an approximate purchase price of $250,000 and Aries Trust used its general funds to effect an additional purchase of 3,750,000 newly issued shares of the Issuer directly from the Issuer for an approximate purchase price of $750,000 from Dominion. Since the date of Amendment No. 1, Aries Domestic and the Aries Trust have used their general funds to effect certain purchases of the securities of the issuer in open market transactions in an amount of approximately $96,543 and $212,759 respectively in the aggregate.

Item 4.   Purpose of Transaction.

          The Reporting Parties first acquired shares of Common Stock of the Issuer from Dominion Resources, Inc., a Delaware corporation and a stockholder of the Issuer, pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement") dated June 13, 1996, a copy of which is attached as Exhibit E and the terms of which are incorporated herein by reference, as an investment in the Issuer. Amongst other things, the Stock Purchase Agreement entitles the Aries Trust and Aries Domestic to designate a representative to sit on the Issuer's Board of Directors and requires the consent of the Aries Trust and Aries Domestic for certain extraordinary corporate transactions. Mr. Steve Kanzer was appointed to the Issuer's Board of Directors as the Aries Trust and Aries Domestic Board designee. Mr. Kanzer is an employee of certain affiliates of the Reporting Persons.

          On June 26, 1996, Aries Domestic and the Aries Trust entered into a definitive stock purchase agreement (the "June 26 Agreement") with the Issuer pursuant to which the Reporting Parties acquired ownership of an additional 5,000,000 shares (the Additional
          Shares ) of Common Stock of the Issuer. Pursuant to the June 26 Agreement, the Additional Shares were purchased in the amount of 3,750,000 shares by the Aries Trust and 1,250,000 shares by Aries Domestic. A copy of the June 26 Agreement relating to the purchase of the Additional Shares is attached as Exhibit F hereto and is incorporated by reference herein.

          In connection with the investment by the Aries Trust and Aries Domestic, the Issuer's Board of Directors redeemed the Shareholder Rights Plan dated September 23, 1994 by and between the Issuer and American Stock Transfer & Trust Company, as Rights Agent. In addition, pursuant to a letter agreement dated June 25, 1996 (the "Vosika Agreement") the Company and Dr. Gerald Vosika, the Issuer's Chairman and President, amended Dr. Vosika's prior employment agreement with the Issuer which such amendment permitted the Issuer to hire a Chief Executive Officer without giving rise to any termination or severance payment rights under Dr. Vosika's prior employment or option agreements. The Vosika Agreement contains additional provisions including, amongst other things, a waiver by Dr. Vosika of any termination rights or severance payments as a result of the acquisition of shares of the Issuer by Aries Trust and Aries Domestic and elimination of certain change of control provisions from Dr. Vosika's prior employment and option agreements. A copy of the Vosika Agreement is attached as Exhibit G hereto and is incorporated by reference herein.

          Since making their initial investment, the Reporting Parties have had ongoing discussions with the Issuer's management and certain members of the Board concerning the Company s business and financial and strategic plans. In August, 1996, Mr. Michael Rosen joined the Company as President and Chief Executive Officer.

          The Reporting Parties, may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Parties may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

          Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of
          Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a) As of November 13, 1996, Dr. Rosenwald and Paramount Capital, through acquisition of the shares by the Aries Trust and Aries Domestic, beneficially owned 9,237,000 shares or 56.7% of the Issuer's securities and Aries Domestic and the Aries Trust beneficially owned as follows:

                                        Amount Owned
                                        ------------
               Aries Domestic           2,323,500 Shares
               Aries Trus               6,913,500 Shares

          (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Trust.

          (c) The following purchases were made by Aries Domestic in the open market in the sixty days prior to November 13, 1996:

                Date               No. of Shares       Market Price
                ----               -------------       ------------
               10/1/96                4,500               1.531
               10/09/96               6,000               1.250
               10/23/96               4,500               1.063
               10/24/96               4,500               1.031
               10/25/96               1,500               1.031
               10/28/96               4,500               1.063
               10/29/96               4,500               1.000
               10/31/96              15,000               1.106

               The following purchases were made by Aries Trust in the open market in the sixty days prior to November 13, 1996:

                Date           No. of Shares       Market Price
                ----           -------------       ------------

               10/1/96             9,500               1.531
               10/09/96           14,000               1.250
               10/23/96           10,500               1.063
               10/24/96           10,500               1.031
               10/25/96            3,500               1.031
               10/28/96           10,500               1.063
               10/29/96           10,500               1.000
               10/31/96           35,000               1.106

               Other than as set forth herein the Reporting Parties have not engaged in any transactions in the Common Stock of the Issuer during the past 60 days.

          (d) & (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

          Paramount Capital is the investment manager of the Aries Trust and the General Partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Paramount Capital receives certain management fees and performance allocations from the Aries Trust and Aries Domestic. Dr. Rosenwald is the sole shareholder of Paramount Capital. Pursuant to its rights under the Stock Purchase Agreement, the Aries Trust and Aries Domestic appointed Mr. Steve Kanzer to the Issuer's Board of Director as their designated Board representative. In consideration for his services as a Director, Mr. Kanzer was granted options to purchase 200,000 shares of the Issuer's Common Stock at a purchase price of $.20 per share. See also Item 4 and Exhibits E, F and G to this Schedule 13-D, all of which are hereby incorporated by reference.

          Except as indicated in this 13D and exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other person, with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits:

Exhibit A -    Copy of an Agreement between Dr. Rosenwald, Paramount Capital,
               Aries Domestic and Aries Trust to file this Statement on
               Schedule 13D on behalf of each of them.

Exhibit B -    List of executive officers and directors of Paramount Capital and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C -    List of executive officers and directors of Aries Domestic and information called for by Items 2-6 of this statement relating to said officers and directors.


Exhibit D -    List of executive officers and directors of Aries Trust and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit E -    Stock Purchase Agreement dated as of June 13, 1996 by and
               among ImmunoTherapeutics, Inc., Dominion Resources Inc., the
               Aries Fund, a Series of the Aries Trust and The Aries Domestic
               Fund, L.P. (Incorporated by reference to Exhibit E of the Original Statement on Schedule 13D filed by the Reporting
               Parties)

Exhibit F -    Stock Purchase Agreement dated as of June 26, 1996 by and
               among ImmunoTherapeutics, Inc., the Aries Fund, a Series of the Aries Trust and The Aries Domestic Fund, L.P.
               (Incorporated by reference to Exhibit G of Amendment No. 1 to
               Schedule 13D filed by the Reporting Parties).

Exhibit G -    Letter Agreement dated June 25, 1996 by and between
               ImmunoTherapeutics Inc. and Dr. Gerald Vosika (Incorporated by reference to Exhibit H of Amendment No. 1 to Schedule 13D filed by the Reporting Parties).



                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:    November 13, 1996
          New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                    Lindsay A. Rosenwald, M.D.
                                    President

                                  ARIES DOMESTIC FUND, L.P.
                                  By Paramount Capital Asset Management, Inc.
                                     General Partner

Dated:    November 13, 1996
          New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                    Lindsay A. Rosenwald, M.D.
                                    President

                                  THE ARIES TRUST
                                  By Paramount Capital Asset Management, Inc.
                                     Investment Manager

Dated:    November 13, 1996
          New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                    Lindsay A. Rosenwald, M.D.
                                    President

Dated:    November 13, 1996
          New York, NY           By  /s/ Lindsay A. Rosenwald, M.D.
                                     Lindsay A. Rosenwald, M.D.



                                  EXHIBIT A

                                  AGREEMENT

                         JOINT FILING OF SCHEDULE 13D

          The undersigned hereby agrees to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of ImmunoTherapeutics, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

                                  PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:    November 13, 1996
          New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                    Lindsay A. Rosenwald, M.D.
                                    President

                                  ARIES DOMESTIC FUND, L.P.
                                  By Paramount Capital Asset Management, Inc.
                                     General Partner

Dated:    November 13, 1996
          New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                    Lindsay A. Rosenwald, M.D.
                                    President

                                  THE ARIES TRUST
                                  By Paramount Capital Asset Management, Inc.
                                     Investment Manager

Dated:    November 13, 1996
          New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                    Lindsay A. Rosenwald, M.D.
                                    President

Dated:    November 13, 1996
          New York, NY           By  /s/ Lindsay A. Rosenwald, M.D.
                                     Lindsay A. Rosenwald, M.D.



                                  EXHIBIT B

     The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:

                                             PRINCIPAL OCCUPATION
     NAME                                       OR EMPLOYMENT

Lindsay A. Rosenwald, M.D.         Chairman of the Board, President of
                                   Paramount Capital Asset Management,
                                   Inc., Paramount Capital Investments
                                   LLC and Paramount Capital, Inc.

Peter Morgan Kash                  Director of Paramount Capital Asset
                                   Management, Inc., Senior Managing
                                   Director, Paramount Capital, Inc.

Dr. Yuichi Iwaki                   Director of Paramount Capital Asset
                                   Management, Inc., Professor, University
                                   of Southern California School of Medicine

Item 2.

     During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

     Please refer to Items 3-6 herein reporting the beneficial ownership.



                                  EXHIBIT C

     The name and principal occupation or employment, which is located at 787 Seventh Avenue, New York, New York, 10019, of the General Partner of Aries Domestic is as follows:

                                                    PRINCIPAL OCCUPATION
             NAME                                       OR EMPLOYMENT

Paramount Capital Asset Management, Inc.   General Partner; Investment Manager

     Exhibit B is hereby incorporated by reference.

Item 2.

     During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

     Please refer to Items 3-6 herein reporting the beneficial ownership.



                                  EXHIBIT D

     The name and principal occupation or employment, which in each instance is with The Aries Trust ("Aries Trust") located at 787 Seventh Avenue, New York, New York, 10019, of each executive officer and director of Aries Trust is as follows:

                                             PRINCIPAL OCCUPATION
     NAME                                       OR EMPLOYMENT

Paramount Capital Asset Management, Inc.     Investment Manager

MeesPierson (Cayman) Limited                 Trustee

     Exhibit B is hereby incorporated by reference.

Item 2.

     During the five years prior to the date hereof, neither of the above persons (to the best of Aries Trust's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

     Please refer to Items 3-6 herein reporting the beneficial ownership.